Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2012 Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)

Quebec City, Canada, March 21, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a late-stage drug development company specializing in oncology and endocrinology, today reported financial and operating results as at and for the fourth quarter and the year ended December 31, 2012.
Key Developments in 2012
AEZS-108 (Doxorubicin Peptide Conjugate)

•
Special Protocol Assessment ("SPA") granted by the U.S. Food and Drug Administration ("FDA") for the initiation of a Phase 3 study in advanced recurrent endometrial cancer. This is an open-label, randomized, multicenter trial which will be conducted in North America and Europe, comparing AEZS-108 with doxorubicin as second-line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median overall survival.

•
Initiation of the Phase 2 portion of the Phase 1/2 trial in castration- and taxane-resistant prostate cancer ("CRPC") supported by a three-year $1.6 million grant from the National Institutes of Health ("NIH") to an investigator to support this study. Results for the Phase 1 portion demonstrated that AEZS-108 was well tolerated and early evidence of antitumor activity was observed in men with CRPC.

AEZS-130 (Oral Ghrelin Agonist)

•
Phase 3 trial results for AEZS-130 as a diagnostic test for adult growth hormone deficiency ("AGHD") presented at the 6th International Congress of the Growth Hormone Research and Insulin-like Growth Factor Society in Munich, Germany. The data expanded on the previously disclosed data in June 2012 at the 94th ENDO Annual Meeting and Expo. Both sets of data confirm AEZS-130's potential of possibly becoming the first approved oral diagnostic test for AGHD.

•	Subsequent to year-end, New Drug Application ("NDA") as a diagnostic test for AGHD remains in preparation.
Perifosine (Oral AKT Inhibitor)

•	Phase 3 trial results for perifosine + capecitabine ("Xeloda") showed no benefit in overall survival and in progression-free survival in the refractory colorectal cancer ("CRC") setting.

Aeterna Zentaris

•
Subsequent to year-end, the Company determined to discontinue the Phase 3 trial with perifosine in multiple myeloma further to the Data Safety Monitoring Board's ("DSMB") recommendation to do so, following its preplanned safety and efficacy first interim analysis. The DSMB reported that it was unlikely the study would achieve a significant difference in its primary endpoint, progression-free survival. No safety concerns were raised.

Corporate Developments
At-the-Market Issuance Program

•
During 2012, the Company issued a total of 1.2 million common shares (retroactively adjusted to reflect the Share Consolidation described below) under the January 2012 At‑The-Market ("ATM") Program for aggregate gross proceeds of $8.8 million.

Share Consolidation and NASDAQ Minimum Bid Price Compliance

•
The Company consolidated its issued and outstanding common shares on a 6-to-1 basis (the "Share Consolidation"), effective as of October 2, 2012, in order to regain compliance with The NASDAQ Stock Market ("NASDAQ") minimum bid price requirement. Aeterna Zentaris' common shares began trading on a consolidated basis on October 5, 2012 and the Company regained NASDAQ compliance on October 19, 2012.

Public Offering

•	On October 17, 2012, the Company completed a public offering (the "Offering") of 6.6 million units at a purchase price of $2.50 per unit, generating net proceeds of $15.1 million.
Cash and cash equivalents totalled $39.5 million as at December 31, 2012, compared to $46.9 million as at December 31, 2011.
Juergen Engel, Ph D, Aeterna Zentaris President and Chief Executive Officer, commented, "2012 was a challenging year. We had to face disappointing Phase 3 results for perifosine in colorectal cancer, and more recently, in multiple myeloma. Despite these obstacles, we believe we demonstrated our ability to take on these challenges as we analyzed the situation, made the necessary strategic adjustments and implemented cost cutting measures needed to move forward. We now look to 2013 with great anticipation, as we focus on reaching the next milestones for our major drug development programs: our Phase 3 trial in endometrial cancer under an SPA, as well as Phase 2 trials in triple-negative breast cancer, bladder and prostate cancer with AEZS-108 and the NDA filing for AEZS-130 as an oral diagnostic test for AGHD."
Dennis Turpin, CPA, CA, SVP and Chief Financial Officer at Aeterna Zentaris stated, "Based on our current expectations, with $39.5 million in cash and cash equivalent as at December 31, 2012, we believe we have sufficient capital resources to fund our planned operations into at least the first half of 2014."
CONSOLIDATED RESULTS AS AT AND FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2012
Revenues were $9.5 million for the three-month period ended December 31, 2012, compared to $12.6 million for the same period in 2011. The decrease is mainly due to the recording of a $2.6 million milestone payment from Yakult with respect to the initiation of a Phase 1 trial with perifosine in CRC in Japan during the last quarter of 2011.
R&D costs, net of refundable tax credits and grants were $5.5 million for the three-month period ended December 31, 2012, compared to $7.8 million for the same period in 2011. The decrease is attributable to lower employee compensation and benefit costs, as no annual cash bonuses were recorded during the fourth quarter of 2012, as well as to continued cost-saving measures resulting in a lower number of employees. The decrease is also related to comparative lower third-party costs associated with the development of PI3K/Erk inhibitors and other products during the fourth quarter of 2012 and the weakening of the euro against the US dollar.

Aeterna Zentaris

Selling, general and administrative ("SG&A") expenses were $3.5 million for the three-month period ended December 31, 2012, compared to $5.4 million for the same period in 2011. The comparative decrease is mainly related to 2011 events. During the three-month period ended December 31, 2011, the Company recognized an impairment loss on property, plant and equipment ($0.3 million), an increase in onerous lease provision ($0.2 million) and marketing expenses incurred in Europe ($0.5 million). In addition, the quarter-to-quarter decrease is attributable to the employee benefits expense decrease ($0.4 million) and the related foreign exchange loss decrease ($0.5 million), partly offset by transaction costs related to share purchase warrants ($0.4 million).
Net loss for the three-month period ended December 31, 2012 was $6.9 million or $0.29 per basic and diluted share, compared to $7.5 million or $0.44 per basic and diluted share for the same period in 2011. The decrease in net loss is largely due to lower net R&D costs, SG&A expenses and income tax expense, as well as to higher margin contribution from Cetrotide®, partly offset by the significant decrease in license fee revenues, and in net finance income.
CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012
Revenues were $33.7 million for the year ended December 31, 2012, compared to $36.1 million for the same period in 2011. The decrease is mainly due to the recording of a $2.6 million milestone payment from Yakult with respect to the initiation of a Phase 1 trial with perifosine in CRC in Japan during the last quarter of 2011.
R&D costs, net of refundable tax credits and grants, were $20.6 million for the year ended December 31, 2012, compared to $24.5 million for the same period in 2011. The decrease is attributable to lower employee compensation and benefit costs, as no annual cash bonuses were recorded during the fourth quarter of 2012, as well as to continued cost-saving measures resulting in a lower number of employees. The decrease is also related to comparative lower third-party costs associated with the development of most of the Company's products except for AEZS-108 and perifosine, and the weakening of the euro against the US dollar.
Selling, general and administrative ("SG&A") expenses were $13.2 million for the year ended December 31, 2012, compared to $16.2 million for the same period in 2011. The comparative decrease is mainly related to 2011 events. During the year ended December 31, 2011, the Company recognized an impairment loss on its Cetrotide® asset ($1.1 million), an impairment loss on property, plant and equipment ($0.3 million), an increase in onerous lease provision ($0.2 million) and marketing expenses incurred in Europe ($0.9 million). In addition, the year-over-year decrease in SG&A expenses is attributable to the decreases in employee benefit expenses ($0.8 million) and royalty expenses ($0.2 million), as well as the weakening of the euro against the US dollar, partly offset by transaction costs related to share purchase warrants ($0.4 million), share-based compensation costs related to collaborators ($0.3 million) and an increase in legal fees ($0.3 million).
Net loss for the year ended December 31, 2012 was $20.4 million, or $1.03 per basic and diluted share, compared to $27.1 million, or $1.72 per basic and diluted share for the same period in 2011. The decrease is largely due to lower net R&D costs, SG&A expenses and income tax expense, as well as to higher margin contribution from sales and higher net finance income, partly offset by the significant decrease in license fee revenues.
ADOPTION OF ADVANCE NOTICE BY-LAW

The Company also announces that its Board of Directors has approved an amendment to its by-laws to add an advance notice requirement (the "By-Law Amendment"), which requires advance notice to be given to the Company in circumstances where nominations of persons for election as a director of the Company are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"); or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the By-law Amendment fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 and not more than 65 days prior to the date of the annual meeting, however, in the event the meeting is to be held on a date that is less than 50 days after the date on

Aeterna Zentaris

which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the tenth day following such public announcement.  The By-Law Amendment is effective immediately and will be submitted to shareholders for confirmation and ratification at the Company's upcoming annual meeting of shareholders to be held on May 8, 2013.
CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Friday, March 22, 2013, to discuss the 2012 fourth quarter and full year results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis ("MD&A") for the fiscal year 2012 with the associated Audited Consolidated Financial Statements can be found at www.aezsinc.com in the Investors section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Consolidated Statements of Comprehensive Loss Information

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2012	2011	2012	2011	2010
	$	$	$	$	$
Revenues
Sales and royalties	9,165	9,317	31,538	31,306	24,857
License fees and other	380	3,310	2,127	4,747	2,846
	9,545	12,627	33,665	36,053	27,703
Operating expenses
Cost of sales	7,489	8,114	26,820	27,560	18,700
Research and development costs, net of refundable tax credits and grants	5,523	7,793	20,604	24,517	21,257
Selling, general and administrative expenses	3,469	5,408	13,245	16,170	12,552
	16,481	21,315	60,669	68,247	52,509
Loss from operations	(6,936)	(8,688)	(27,004)	(32,194)	(24,806)
Finance income	689	1,434	6,974	6,231	1,792
Finance costs	(700)	(2)	(382)	—	(5,437)
Net finance (costs) income	(11)	1,432	6,592	6,231	(3,645)
Loss before income taxes	(6,947)	(7,256)	(20,412)	(25,963)	(28,451)
Income tax expense	—	(263)	—	(1,104)	—
Net loss	(6,947)	(7,519)	(20,412)	(27,067)	(28,451)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	(204)	169	(504)	(789)	1,001
Items that will not be reclassified to profit or loss
Actuarial loss on defined benefit plans	(3,705)	(1,335)	(3,705)	(1,335)	191
Comprehensive loss	(10,856)	(8,685)	(24,621)	(29,191)	(27,259)
Net loss per share
Basic	(0.29)	(0.44)	(1.03)	(1.72)	(2.26)
Diluted	(0.29)	(0.44)	(1.03)	(1.72)	(2.26)
Weighted average number of shares outstanding
Basic	24,181,462	17,185,156	19,775,073	15,751,331	12,609,902
Diluted	24,181,462	17,185,156	19,775,073	15,751,331	12,609,902

Aeterna Zentaris

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2012	2011
	$	$
Cash and cash equivalents	39,521	46,881
Trade and other receivables and other current assets	13,780	13,258
Restricted cash	826	806
Property, plant and equipment	2,147	2,512
Other non-current assets	11,391	11,912
Total assets	67,665	75,369
Payables and other current liabilities	15,675	17,784
Long-term payable (current and non-current portions)	30	88
Warrant liability (current and non-current portions)	6,176	9,204
Non-financial non-current liabilities*	52,479	52,839
Total liabilities	74,360	79,915
Shareholders' deficiency	(6,695)	(4,546)
Total liabilities and shareholders' deficiency	67,665	75,369
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*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.